

September 7, 2010

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

>   **Re: Moving Box Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 11, 2010**
>   **File No. 333-168738**

Dear Mr. Wilcken:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the selling shareholders acquired these shares very recently, and for the same price being offered. If the selling shareholders acquired the securities with a view toward distribution please revise to name the selling shareholders as underwriters. Alternatively, please provide us your analysis as to how these shares were not acquired with a view to distribution.

2. Please advise us why you believe these selling shareholders are not affiliates seeking to sell their shares in an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. We may have further comment.

3. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.02. Your explanation should address the fact, as appropriate, that the $0.02 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

4. Your principal executive office address is listed as 222 E. Jones Avenue, Wake Forest, North Carolina 27587. In the Contract Agreement filed as Exhibit 10.2 to your Form S-1, Uptone Pictures, Inc.'s office is listed as 704 Richland Bluff Court, Wake Forest, North Carolina 27587. However, Uptone Pictures list their address as 222 E. Jones Avenue on their website. Please explain to us why you listed Uptone Pictures' E. Jones Avenue address as your principal executive office address on the cover of the filing and why Uptone Pictures listed their office as being on Richland Bluff Court for purposes of the Contract Agreement for Production Services.

Registration Statement Cover Page

5. Please provide the telephone number for your agent for service.

6. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Outside Cover Page of the Prospectus

7. Please highlight the cross-reference to the Risk Factors section by prominent type or another manner. Refer to Item 501(b)(5) of Regulation S-K.

Summary Information and Risk Factors, page 4

Business, page 4

8. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please disclose this information in this section. Additionally please disclose your monthly "burn rate" and the month you will run out of funds without the addition of capital.

9. On page 4 you state that you acquired "A Box for Rob" from an unrelated third party. Please tell us the name and principals of that party and any current or previous personal or business relationships that Mr. Wilcken or Moving Box, Inc. had with that party or its principals.

10. Refer to the second bullet on page 4. Please revise this bullet to clarify that the amount of the loan as of July 13, 2010 is $110,200.

11. Refer to the third and fourth bullets on page 4 and the first bullet on page 5. Please clarify whether the amount due under the Note will be paid back before or after any payments made pursuant to the Production Agreement. In this regard, it appears that the last sentence of the first bullet on page 5 appears to conflict with the fourth bullet on page 4. Please note that there is similar conflicting disclosure in the last paragraph on page 22 and the second and fourth paragraphs on page 23.

12. On page 4 you state that Uptone Pictures, Inc. ("Uptone Pictures") is an unrelated third party. However, as noted in the comment above, it appears that you share the same office as Uptone Pictures. In addition, Upton Pictures' website lists Andreas Wilcken, the principal of Moving Box, Inc., and Michael Davis, the principal of Uptone Pictures, as the two members of the company's team. Furthermore, it appears that Andreas Wilcken and Michael Davis are partners in a firm named Seven Worldwide. Given the observations noted above, please explain to us and in your filing all relationships between and among Uptone Pictures, Moving Box, Inc., Mr. Wilcken, and Mr. Davis.

13. Please state that you have no binding contracts, agreements or commitments regarding the distribution of the Movie. Please also advise when you anticipate that the movie will be ready for distribution.

The Offering, page 5

14. We note your disclosure that the current absence of a public market will make it more difficult for a shareholder to sell shares of your comment stock. We also note your disclosure on pages 11 and 15 that your "shares should be considered totally illiquid." Please revise your disclosure in this section so that it is consistent with the disclosure on pages 11 and 15.

15. Please revise to clarify that no market maker has filed an application with FINRA on your behalf.

16. Please reconcile your statement on page five that "selling shareholders will not offer their shares per share until our shares are quoted on the OTC Bulletin…" with your statement on page two that "selling shareholders will offer their shares at $0.02 per share until our shares are quoted on the OTC Bulletin Board…."

Financial Summary, page 5

17. Please revise your disclosure to clearly indicate that you reported losses for the reporting periods ended March 31, 2010 and June 30, 2010, by presenting the disclosed amounts in parentheses.

Risk Factors, page 7

18. Please provide a risk factor discussing that you have no distribution deals and may never enter into one. We note your statement on page 23 that management believes "success is having a distribution deal prior to production of the film."

19. Please create a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have on your ability to start a business in the entertainment industry such as your future ability to acquire any additional films.

20. Please create a risk factor that your executive officers are currently not receiving any compensation and disclose what compensation they ultimately expect to receive. That will help investors evaluate the financial statements.

The person primarily responsible for managing our business, page 9

21. Please revise this risk factor to include disclosure regarding Mr. Seelbinder or advise. Please also discuss in this risk factor whether there are any employment agreements in place for Mr. Wilcken and Mr. Seelbinder.

Our primary management has no experience, page 10

22. Please quantify the anticipated costs of being a public company, such as your legal, accounting and other expenses, so that investors can better understand this risk.

Investors may have difficulty in reselling their shares, page 11

23. Please revise here and on page 15 to list the states, if any, where you intend to register your securities. Additionally we note your statement that "the manual exemption is a non issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities." Please revise to disclose the effect of this, including its effect on your ability to raise equity through future issuances.

Selling Shareholders, page 13

24. Please revise your table on page 14 to provide all of the information required by Item 507 of Regulation S-K such as the amount of securities owned by the selling shareholder prior to the offering. Additionally, please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. We note in this regard, many of the selling shareholder share the same last name. Please revise if necessary.

Plan of Distribution, page 15

OTC Bulletin Board Considerations, page 16

25. We note your disclosure in the last sentence of the first paragraph of this section. Please name counsel and provide an appropriate consent to the extent this disclosure constitutes a legal conclusion or advise.

Description of Business, page 21

Development and Finance, page 22

26. Please revise this section to define the terms "Net Revenue" and "Net Profit." Please also revise your disclosure to clarify in what order you will pay back each of your obligations under the Royalty Rights Agreement, Wilcken Note and Production Agreement and when you will begin receiving any of the revenues from "A Box for Rob." Additionally, please revise your disclosure to discuss the impact these agreements will have on your future profitability.

Production, page 23

27. Please revise to clarify the payments made to Uptone. You state here that you will pay $264,200 in addition to 50% of net profits. But the agreement stipulates $254,200. Please also discuss the payments already made of $109,553.35, as noted on page five.

Distribution, page 23

28. Please clarify your Distribution discussion. We note on page four that you plan to "sell, lease, license…" your product, but your Distribution discussion does not mention leasing. Additionally, you appear to discuss selling and licensing interchangeably in the fourth paragraph of the discussion.

Television Rights, page 24

29. Please remove reference to specific networks unless you have agreements currently in effect.

Management's Discussion and Analysis and Results of Operations, page 27

30. Please remove reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, as these do not apply to you.

31. Please remove the language "and in our other reports" in the last sentence of the third paragraph of this section or advise as to what other reports you are referring to.

Overview, page 27

32. We note your disclosure in this section that "[f]inally having established access to distribution channels sets Moving Box apart." This statement appears to conflict with your disclosure elsewhere in your filing that you have no distribution agreements. Please revise your disclosure for consistency or advise.

Certain Relationships and Related Transactions, page 30

33. Regarding the Wilcken Note please state the amount currently outstanding, the amount of principal paid to date and the amount of interest paid to date. Refer to Item 404(a)(5) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 31

Reports to Shareholders, page 33

34. Please advise as to why you will only file periodic reports through March 31, 2011. Alternatively, please delete this language.

Executive Compensation, page 33

35. Please revise this section to include information regarding the compensation paid to Mr. Seelbinder or advise as to why Mr. Seelbinder was omitted from this section.

Audited Financial Statements for the period ended March 31, 2010

Notes to the Financial Statements

Note 6 – Related Party Transactions, page F-9

36. We note that your footnote disclosure does not discuss the "Related party advances" in the amount of $37,600, which were outstanding as of March 31, 2010. Please revise your disclosure, accordingly. In addition, tell us why the balance as of March 31, 2010 was reflected as a liability in your audited financial statements, but as "Additional paid-in capital" in your interim period financial statements. In this regard, please reconcile your disclosure, as appropriate.

Note 7 – Subsequent Events, page F-9

37. In the "Subsequent Events" footnotes to both your audited and interim period financial statements, you disclose that the borrowings from your President totaled $100,210, subsequent to the receipt of $10,000 loaned on July 13, 2010. However, based upon your disclosure elsewhere in your filing, it appears that the borrowings from your President should have totaled $110,210, after you received the $10,000 on July 13, 2010. Please reconcile your disclosure as appropriate.

Unaudited Financial Statements for the period ended June 30, 2010

Balance Sheet, page F-11

38. It appears that you have reported the $154,000 received in connection with the sale of royalty rights to your movie as "Additional paid-in capital" on your balance sheet. However, given that the counterparties to your royalty rights agreement are entitled to repayment of the $154,000, before you make payments to any of your company's other investors or creditors, it appears that it may be more appropriate to report the $154,000 as a liability. Please revise your disclosure or advise. In addition, given that the $154,000 appears to have been received during the interim period ended June 30, 2010, please discuss the royalty agreement in the footnotes to the financial statements provided for that period. Lastly, please revise your disclosure regarding your royalty agreement to clarify whether (I) the counterparties are entitled to repayment of the amount of their investment, as well as the first $154,000 in net revenue received by Moving Box or (II) the counterparties will be repaid their investment through receipt of the first $154,000 in net revenue earned by Moving Box. We do not believe that your disclosure, as stated in Note 6 to the financial statements for the period ended March 31, 2010, is clear in this regard.

Statements of Operations, page F-12

39. Given that the "weighted average [number of] shares outstanding" was 4,500,000 shares for the period ended March 31, 2010, it is unclear to us why the weighted average number of shares outstanding" for the interim and cumulative periods ended June 30, 2010 would be 2,719,718 shares and 1,964,286 shares, respectively. In this regard, please revise your disclosure or advise.

Other

40. Please provide a currently dated consent from your independent public accountant upon filing your amended registration statement.

Part II

Recent Sales of Unregistered Securities, page 39

41. Please revise this section to include all of the information required by Item 701 of Regulation S-K.

Exhibits, page 40

42. Please remove the reference to Regulation SB.

Exhibit 2.1

43. We note that Exhibit 2.1 states that a copy of the Plan of Exchange is attached to these minutes. However, the Plan of Exchange does not appear to be filed as part of Exhibit 2.1. Please refile Exhibit 2.1 to include the Plan of Exchange or advise.

Exhibit 5.1

44. Please revise the first paragraph of the opinion so it sets forth the correct number of common stock to be sold pursuant to the registration statement.

45. Please revise the second paragraph of your opinion to clarify that you have only relied upon such records, documents and other instruments for factual matters or advise.

46. Please revise the final paragraph of your opinion to clearly consent to the discussion of the opinion in the prospectus, the reproduction of the opinion as an exhibit to the registration statement and being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled "Interests of Named Experts" and not "Experts."

<u>Exhibit 10.1</u>

47. We note that Brad Miller is identified as an investor in the Royalty Agreement, but he is not a party to the agreement. Please advise. Additionally, please file the executed agreement as an exhibit to your next amendment as well as the executed agreement for Exhibit 10.3 or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael Williams, Esq.
        Fax: (561) 416-2855